December 29, 2010

VIA EDGAR TRANSMISSION

Mr. Robert F. Telewicz Jr.

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nevada Property 1 LLC
Form 8-K
Filed on December 20, 2010
File No. 000-53938

Dear Mr. Telewicz:

Nevada Property 1 LLC, a Delaware limited liability company (the “Company”), is filing this letter in response to the comment contained in your letter dated December 22, 2010 (the “Letter”), regarding the Company’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2010.

Set forth below is the Company’s response to the comment raised in the Letter. For your convenience, the comment in the Letter is reprinted in bold and italics and is followed by the corresponding response of the Company.

Form 8-K

Item 4.01 Changes in Registrant’s Certifying Accountant

1. We note your disclosure that you will dismiss your current auditors upon the completion of their audit of your financial statements for the year ended December 31, 2010. Given that your auditors are still currently engaged and have not provided their report on your 2010 financial statements, explain to us how you are able to make the representations required by Item 304(a)(1)(ii) or Item 304(a)(1)(iv) of Regulation S-K.

The representations within the Company’s Form 8-K filed with the Commission on December 20, 2010 cover the year ended December 31, 2009 and the period from the Company’s inception on July 30, 2008 to December 31, 2008 and the subsequent period through December 14, 2010. In response to your comment, the Company confirms that it will amend its Form 8-K filed on December 20, 2010 within

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four business days after KPMG LLP completes their audit and provides their audit report for the year ended December 31, 2010 to update the representations required by Item 304(a)(1)(ii) and Item 304(a)(1)(iv) of Regulation S-K. The Company also confirms that it will file an updated letter from KPMG LLP as an exhibit to the amended Form 8-K at such time containing the required disclosure.

In response to your request in the Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (702) 698-1125 or Asif Ali at (702) 698-7325.

Yours very truly,

NEVADA PROPERTY 1 LLC

By:	/s/ Jeffrey S. Burge

Title:	Chief Financial Officer